Exhibit 3.1

CERTIFICATE OF DESIGNATIONS

OF

4.000% FIXED-RATE RESET NON-CUMULATIVE

PERPETUAL PREFERRED STOCK,

SERIES G

OF

CITIZENS FINANCIAL GROUP, INC.

Pursuant to Section 151 of the

Delaware General Corporation Law

Citizens Financial Group, Inc., a Delaware corporation (the “Corporation”), hereby certifies that:

In accordance with the resolutions of the Board of Directors of the Corporation (the “Board of Directors”) adopted on April 3, 2020, the provisions of the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Corporation and applicable law, a Pricing Committee of the Board of Directors, by unanimous written consent dated June 3, 2021, adopted the following resolution creating a series of Preferred Stock of the Corporation designated as “4.000% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series G”:

“RESOLVED, that pursuant to the resolutions of the Board of Directors on April 3, 2020, the Delaware General Corporation Law and the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws of the Corporation, the Pricing Committee hereby establishes a series of Preferred Stock, par value $25.00 per share, of the Corporation and fixes and determines the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices and liquidation preference thereof as follows:

Section 1. Designation. The distinctive serial designation of such series is “4.000% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series G” (“Series G”). Each share of Series G shall be identical in all respects to every other share of Series G, except that shares of Series G issued after the first date on which any share of Series G is issued and outstanding (the “Original Issue Date”) may only be issued on a Dividend Payment Date, and shall accrue dividends from the date they are issued.

Section 2. Number of Authorized Shares. The number of authorized shares of Series G shall initially be 300,000. Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock, less all shares of any other series of Preferred Stock authorized at the time of such increase) or decreased (but not below the number of shares of Series G then outstanding) by the Board of Directors. Shares of Series G that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series. The Corporation shall have the authority to issue fractional shares of Series G.

Section 3. Definitions. As used herein with respect to Series G:

(a) “Adjustments” has the meaning set forth in the definition of Five-year U.S. Treasury Rate.

(b) “Appropriate Federal Banking Agency” means the “appropriate federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. § 1813(q)), or any successor provision.

(c) “Benchmark Substitution Event” has the meaning set forth in the definition of Five-year U.S. Treasury Rate.

(d) “Board of Directors” has the meaning set forth in the Preamble.

(e) “Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

(f) “Calculation Agent” means such bank or other entity as may be appointed by the Corporation to act as calculation agent for the Series G from time to time. The Calculation Agent may be the Corporation or any entity affiliated with the Corporation.

(g) “Certificate of Designations” means this Certificate of Designations relating to the Series G, as it may be amended or supplemented from time to time.

(h) “Certificate of Incorporation” means the amended and restated certificate of incorporation of the Corporation, as it may be amended from time to time, and shall include this Certificate of Designations.

(i) “Common Stock” means the common stock, par value $0.01 per share, of the Corporation.

(j) “Corporation” has the meaning set forth in the Preamble.

(k) “Designee” has the meaning set forth in the definition of Five-year U.S. Treasury Rate.

(l) “Dividend Parity Stock” means any class or series of stock of the Corporation that ranks on a parity with the Series G in the payment of current dividends, including the Series A, the Series B, the Series C, the Series D, the Series E and the Series F.

(m) “Dividend Payment Date” has the meaning set forth in Section 4(a).

(n) “Dividend Period” means each period from and including a Dividend Payment Date (except that the initial Dividend Period shall commence on and include the Original Issue Date of the Series G) and continuing to but not including the next succeeding Dividend Payment Date.

(o) “Dividend Reset Date” means the First Dividend Reset Date and each date falling on the fifth anniversary of the preceding Dividend Reset Date. Dividend Reset Dates, including the First Dividend Reset Date, will not be adjusted for Business Days.

(p) “Dividend Reset Period” means the period from and including the First Dividend Reset Date to, but excluding, the next following Dividend Reset Date and thereafter each period from and including each Dividend Reset Date to, but excluding, the next following Dividend Reset Date.

(q) “DTC” means The Depository Trust Company.

(r) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(s) “First Dividend Reset Date” means October 6, 2026.

(t) “Five-year U.S. Treasury Rate” means, as of any Reset Dividend Determination Date, as applicable, (i) the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five Business Days appearing (or, if fewer than five Business Days appear, such number of Business Days appearing) under the caption “Treasury Constant Maturities” in the most recently published H.15 as of 5:00 p.m. (Eastern Time) (the “Initial Base Rate”) or (ii) if there are no such published yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, then the rate will be determined by interpolation between the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity for two series of actively traded U.S. treasury securities, (A) one maturing as close as possible to, but earlier than, the Dividend Reset Date following the next succeeding Reset Dividend Determination Date, and (B) the other maturing as close as possible to, but later than, the Dividend Reset Date following the next succeeding Reset Dividend Determination Date, in each case for the five Business Days appearing (or, if fewer than five Business Days appear, such number of Business Days appearing) in the H.15 as of 5:00 p.m. (Eastern Time).

Notwithstanding the foregoing, if the Corporation, in its sole discretion, determines on or prior to the relevant Reset Dividend Determination Date that the Five-year U.S. Treasury Rate cannot be determined in the manner then applicable for such rate (which, as of the date of original issuance of the Series G, is pursuant to the methods described in clauses (i) or (ii) above) (a “Benchmark Substitution Event”), the Corporation may, in its sole discretion, designate an unaffiliated agent or advisor, which may include an unaffiliated underwriter for the offering of the Series G, or any depositary shares representing interests in the Series G, or any affiliate of any such underwriter (the “Designee”), to determine whether there is an industry-accepted successor rate to the then-applicable base rate (which, as of the date of original issuance of the Series G, is the Initial Base Rate). If the Designee determines that there is such an industry-accepted successor rate, then the “Five-year U.S. Treasury Rate” shall be such successor rate and, in that case, the Designee may then determine and adjust the Business Day convention, the definition of Business Day and the Reset Dividend Determination Date to be used and any other relevant methodology for determining or otherwise calculating such successor rate, including any adjustment factor needed to make such successor rate comparable to the then-applicable base rate (which, as of the date of original issuance of the Series G, is the Initial Base Rate) in each case, in a manner that is consistent with industry-accepted practices for the use of such successor rate (the “Adjustments”). If the Corporation, in its sole discretion, does not designate a Designee or if the Designee determines that there is no industry-accepted successor rate to then-applicable base rate, then the Five-year U.S. Treasury Rate will be the same rate determined for the prior Reset Dividend Determination Date or, if this sentence is applicable with respect to the first Reset Dividend Determination Date, 0.785%.

The Five-year U.S. Treasury Rate will be determined by the Calculation Agent on the Reset Dividend Determination Date.

(u) “H.15” means the daily statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System or any successor.

(v) “Initial Base Rate” has the meaning set forth in the definition of Five-year U.S. Treasury Rate.

(w) “Junior Stock” means any class or series of stock of the Corporation (including the Common Stock) that ranks junior to the Series G in the payment of dividends or in the distribution of assets upon liquidation, dissolution or winding up of the Corporation.

(x) “Junior Stock Sinking Fund Payment” has the meaning set forth in Section 4(e).

(y) “Liquidation Preference” has the meaning set forth in Section 5.

(z) “Liquidation Preference Parity Stock” means any class or series of stock of the Corporation that ranks on a parity with the Series G in the distribution of assets on liquidation, dissolution or winding up of the Corporation, including the Series A, the Series B, the Series C, the Series D, the Series E and the Series F.

(aa) “Nonpayment” has the meaning set forth in Section 7(b).

(bb) “Original Issue Date” has the meaning set forth in Section 1.

(cc) “Preferred Stock Directors” has the meaning set forth in Section 7(b).

(dd) “Regulatory Capital Treatment Event” means the good faith determination by the Corporation that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Board of Governors of the Federal Reserve System and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of Series G, (ii) any proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of any share of Series G, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of Series G, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full Stated Amount of $1,000 per share of Series G then outstanding as “Tier 1 capital” (or its equivalent) for purposes of the capital adequacy rules of the Board of Governors of the Federal Reserve System (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency) as then in effect and applicable, for so long as any share of Series G is outstanding.

(ee) “Reset Dividend Determination Date” means, in respect of any Dividend Reset Period, the day falling two Business Days prior to the beginning of such Dividend Reset Period.

(ff) “Series A” means the Corporation’s 5.500% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A.

(gg) “Series B” means the Corporation’s 6.000% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B.

(hh) “Series C” means the Corporation’s 6.375% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C.

(ii) “Series D” means the Corporation’s 6.350% Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series D.

(jj) “Series E” means the Corporation’s 5.000% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series E.

(kk) “Series F” means the Corporation’s 5.650% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series F.

(ll) “Series G” has the meaning set forth in Section 1.

(mm) “Stated Amount” means, in respect of Series G, $1,000 per share, and, in respect of any other series of capital stock, the stated amount per share specified in the Certificate of Incorporation or applicable certificate of designations (including, in the case of any series that does not use the words “stated amount,” the specified amount of any preference upon liquidation, dissolution or winding up, without regard to any unpaid dividends that may also be included in the liquidation preference with respect to such shares).

(nn) “Transfer Agent” means the transfer agent with respect to the Series G, which shall be Computershare Trust Company, N.A. as of the Original Issue Date, and its successor, including any successor transfer agent appointed by the Corporation.

(oo) “Voting Preferred Stock” means any other class or series of preferred stock of the Corporation ranking equally with the Series G as to dividends (whether cumulative or non-cumulative) and the distribution of assets upon liquidation, dissolution or winding up of the Corporation and upon which like voting rights have been conferred and are exercisable, including the Series A, the Series B, the Series C, the Series D, the Series E and Series F. Whether a plurality, majority or other portion of the shares of Series G and any other Voting Preferred Stock have been voted in favor of any matter shall be determined by reference to the Stated Amounts of the shares voted.

Section 4. Dividends.

(a) Rate. Holders of Series G shall be entitled to receive, when, as and if declared by the Board of Directors (or a duly authorized committee of the Board of Directors), but only out of funds legally available therefor, quarterly, in arrears, on January 6, April 6, July 6 and October 6 of each year, beginning on October 6, 2021, non-cumulative cash dividends as follows:

(i) from the date of original issue to, but excluding, the First Dividend Reset Date, at an annual rate of 4.000% of the Stated Amount per share; and

(ii) from and including the First Dividend Reset Date, for each Dividend Reset Period, at an annual rate equal to the Five-year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date, plus 3.215%, of the Stated Amount per share.

Each date on which dividends are payable pursuant to the foregoing clauses (i) and (ii) is a “Dividend Payment Date”, and dividends for each Dividend Payment Date are payable with respect to the Dividend Period (or portion thereof) ending on the day preceding such respective Dividend Payment Date, in each case to holders of record on the 15th calendar day before such Dividend Payment Date or such other record date not more than 30 nor less than 10 days preceding such Dividend Payment Date fixed for that purpose by the Board of Directors (or a duly authorized committee of the Board of Directors) in advance of payment of each particular dividend. The Corporation shall not pay interest or any sum of money instead of interest on any dividend payment that may be in arrears on the Series G.

(b) Business Day Convention. If a day that would otherwise be a Dividend Payment Date is not a Business Day, then such date will nevertheless be a Dividend Payment Date but dividends on the shares of Series G, when, as and if declared, will be paid on the next succeeding Business Day (without adjustment in the amount of the dividend per share of Series G).

(c) Dividend Computation. The amount of the dividend per share of Series G for each Dividend Period (or portion thereof) will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

(d) Dividends Non-cumulative. Dividends on shares of Series G shall not be cumulative. Holders of Series G shall not be entitled to receive any dividends not declared by the Board of Directors (or a duly authorized committee of the Board of Directors) and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not so declared. Holders of the Series G shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series G as specified in this Section 4 (subject to the other provisions of this Certificate of Designations).

(e) Records and Facts Ascertainable. The applicable dividend rate for each Dividend Reset Period will be determined by the Calculation Agent, as of the applicable Reset Dividend Determination Date. The Calculation Agent’s determination of any dividend rate and its calculation of the amount of dividends for any Dividend Period during a Dividend Reset Period, and a record maintained by the Corporation of any Benchmark Substitution Event and any Adjustments, will be maintained on file at the Corporation’s principal offices and will be available to any stockholder upon request and will be final and binding in the absence of manifest error. For the avoidance of doubt, any determination by the Corporation or a Designee pursuant to the second paragraph of the definition of Five-year Treasury Rate (including, without limitation, with respect to any Benchmark Substitution Event or any Adjustments) shall not be subject to the vote or consent of the holders of the Series G.

(f) Priority of Dividends and Redemption and Repurchase of Junior Stock. So long as any share of Series G remains outstanding, unless dividends on all outstanding shares of Series G for the most recently completed Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, (i) no dividend may be declared or paid or set aside for payment, and no distribution may be made, on any Junior Stock, (ii) no monies may be paid or made available for a sinking fund for the redemption or retirement of Junior Stock (a “Junior Stock Sinking Fund Payment”), and (iii) no shares of Junior Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, other than:

(i) any Junior Stock Sinking Fund Payment, or any purchase, redemption or other acquisition of shares of Junior Stock as a result of (x) a reclassification of Junior Stock for or into other Junior Stock, (y) the exchange or conversion of one share of Junior Stock for or into other Junior Stock or another share of Junior Stock or (z) the purchase of fractional interests in shares of Junior Stock under the conversion or exchange provisions of Junior Stock or the security being converted or exchanged;

(ii) any Junior Stock Sinking Fund Payment, or any purchase, redemption or other acquisition of shares of Junior Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock;

(iii) repurchases, redemptions or other acquisitions of shares of Junior Stock in connection with (x) any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants or (y) a dividend reinvestment or stockholder stock purchase plan;

(iv) any declaration of a dividend in connection with any stockholders’ rights plan, or the issuance of rights, stock or other property under any stockholders’ rights plan, or the redemption or repurchase of rights pursuant to the plan; or

(v) any dividend paid on Junior Stock in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal or junior to that stock or is other junior stock.

This subsection (f) shall not restrict the ability of the Corporation or any affiliate of the Corporation to engage in any market-making transactions or purchases in connection with the distribution of securities in the ordinary course of business.

If the Board of Directors (or a duly authorized committee of the Board of Directors) elects to declare only partial instead of full dividends for a dividend payment date and related dividend period (which terms include, in the case of Series G, the Dividend Payment Dates and Dividend Periods provided for herein) on the shares of Series G or any Dividend Parity Stock, then, to the extent permitted by the terms of the Series G and each outstanding series of Dividend Parity Stock, such partial dividends shall be declared on shares of Series G and Dividend Parity Stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period, in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any Dividend Parity Stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such Dividend Parity Stock current in dividends, including undeclared dividends for past dividend periods. To the extent a dividend period with respect to the Series G or any series of Dividend Parity Stock (in either case, the “first series”) coincides with more than one dividend period with respect to another series as applicable (in either case, a “second series”), then, for purposes of this paragraph the Board of Directors (or a duly authorized committee of the Board of Directors) may, to the extent permitted by the terms of each affected series, treat such dividend period for the first series as two or more consecutive dividend periods, none of which coincides with more than one dividend period with respect to the second series, or may treat such dividend period(s) with respect to any Dividend Parity Stock and Dividend Period(s) with respect to the Series G for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Dividend Parity Stock and the Series G.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board of Directors (or a duly authorized committee of the Board of Directors) may be declared and paid on any Common Stock or other Junior Stock from time to time out of any funds legally available therefor, and the shares of Series G shall not be entitled to participate in any such dividend.

Section 5. Liquidation Rights.

(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock, holders of Series G will be entitled to receive out of the assets of the Corporation legally available for distribution to its stockholders an amount equal to the Stated Amount per share, together with an amount equal to all dividends (if any) that have been declared but not paid prior to the date of payment (but without regard to any undeclared dividends) (the “Liquidation Preference”).

(b) Partial Payment. If the assets of the Corporation are not sufficient to pay the Liquidation Preference in full to all holders of Series G and all holders of any Liquidation Preference Parity Stock, the amounts paid to the holders of Series G and to the holders of all Liquidation Preference Parity Stock shall be pro rata in accordance with the respective aggregate Liquidation Preferences of Series G and all such Liquidation Preference Parity Stock. In any such distribution, the “Liquidation Preference” of any holder of stock of the Corporation other than the Series G means the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder or stock on which dividends accrue on a non-cumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable.

(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Series G and all holders of any Liquidation Preference Parity Stock, the holders of Junior Stock will be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the merger, consolidation or other business combination of the Corporation with or into any other corporation, including a transaction in which the holders of Series G receive cash or property for their shares, or the sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

Section 6. Redemption.

(a) Optional Redemption. The Series G is perpetual and has no maturity date. The Corporation may, at its option, redeem the shares of Series G (i) in whole or in part, from time to time, on any Dividend Payment Date on or after the Dividend Payment Date on October 6, 2026 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event, in each case, at a cash redemption price equal to the Stated Amount, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. The redemption price for any shares of Series G shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent, if the shares of Series G are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the record date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the Dividend Payment Date as provided in Section 4 above. Notwithstanding the foregoing, the Corporation may not redeem shares of Series G without having received the prior approval of the Appropriate Federal Banking Agency if then required under capital rules applicable to the Corporation.

(b) No Sinking Fund. The Series G will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series G will have no right to require redemption of any shares of Series G.

(c) Notice of Redemption. Notice of every redemption of shares of Series G shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series G designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series G. Notwithstanding the foregoing, if the shares of Series G or any depositary shares representing interests in the Series G are issued in book-entry form through DTC or any other similar facility, notice of redemption may be given to the holders of Series G at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (1) the redemption date; (2) the number of shares of Series G to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price; and (5) that dividends on such shares will cease to accrue on the redemption date.

(d) Partial Redemption. In case of any redemption of only part of the shares of Series G at the time outstanding, the shares to be redeemed shall be selected either pro rata from the holders of record of Series G in proportion to the number of shares of Series G held by such holders, by lot or in such other manner as the Corporation may determine to be fair and equitable. Subject to the provisions hereof, the Board of Directors (or a duly authorized committee of the Board of Directors) shall have full power and authority to prescribe the terms and conditions on which shares of Series G shall be redeemed from time to time. If the Corporation shall have issued certificates for the Series G and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.

(e) Effectiveness of Redemption. If notice of redemption has been duly given, and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of Series G are issued in certificated form, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with the Corporation’s other funds, and thereafter the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

Section 7. Voting Rights.

(a) General. The holders of Series G will have no voting rights except as set forth below or as otherwise from to time required by law.

(b) Right to Elect Two Directors on Nonpayment of Dividends. Whenever dividends on any shares of the Series G, or any other Voting Preferred Stock, shall have not been declared and paid for the equivalent of three semi-annual or six full quarterly Dividend Payments, whether or not for consecutive Dividend Periods (a “Nonpayment”), the holders of such shares, voting together as a class with holders of any and all other series of Voting Preferred Stock then outstanding, will be entitled to vote for the election of a total of two additional members of the Board of Directors (the “Preferred Stock Directors”), provided that the election of any such directors shall not cause the Corporation to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which the Corporation’s securities may be listed) that listed companies must have a majority of independent directors and provided further that the Board Of Directors shall at no time include more than two Preferred Stock Directors. In that event, the number of directors on the Board of Directors shall automatically increase by two, and the new directors shall be elected at a special meeting called at the request of the holders of record of at least 20% of the Series G or of any other series of Voting Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders), and at each subsequent annual meeting. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment shall be made by written notice, signed by the requisite holders of Series G or other Voting Preferred Stock, and delivered to the Secretary of the Corporation in such manner as provided for in Section 9 below, or as may otherwise be required by law. These voting rights will continue until dividends on the shares of the Series G and any such series of Voting Preferred Stock for at least two consecutive semi-annual or four consecutive quarterly Dividend Periods, as applicable, following the Nonpayment shall have been fully paid.

If and when dividends for at least two consecutive semi-annual or four consecutive quarterly Dividend Periods, as applicable, following a Nonpayment have been paid in full on the Series G and any other class or series of Voting Preferred Stock, the holders of the Series G and all other holders of Voting Preferred Stock shall be divested of the foregoing voting rights (subject to revesting in the event of each subsequent Nonpayment), the term of office of each Preferred Stock Director so elected shall terminate and the number of directors on the Board of Directors shall automatically decrease by two. In determining whether dividends have been paid for at least two consecutive semi-annual or four consecutive quarterly Dividend Periods, as applicable, following a Nonpayment, the Corporation may take account of any dividend it elects to pay for any Dividend Period after the regular Dividend Payment Date for that period has passed. Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series G together with all series of Voting Preferred Stock then outstanding (voting together as a single class) to the extent such holders have the voting rights described above. So long as a Nonpayment shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election after a Nonpayment) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of Series G and all Voting Preferred Stock when they have the voting rights described above (voting together as a single class); provided that the filling of any such vacancy shall not cause the Corporation to violate the corporate governance requirement of the New York Stock Exchange (or any other exchange on which the Corporation’s securities may be listed) that listed companies must have a majority of independent directors. Any such vote to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting called at the request of the holders of record of at least 20% of the Series G or of any other series of Voting Preferred Stock (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter.

(c) Other Voting Rights. So long as any shares of Series G are outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the vote or consent of the holders of at least two thirds of the shares of Series G at the time outstanding, voting together as a single class with any other series of Preferred Stock entitled to vote thereon, to the exclusion of all other series of Preferred Stock, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, will be necessary for effecting or validating:

(i) Amendment of Certificate of Incorporation, Amended and Restated Bylaws or Certificate of Designations. Any amendment, alteration or repeal of any provision of the Certificate of Incorporation, the Amended and Restated Bylaws, or this Certificate of Designations that would alter or change the voting powers, preferences or special rights of the Series G so as to affect them adversely; provided, however, that the amendment of the Certificate of Incorporation so as to authorize or create, or to increase the authorized amount of, any class or series of stock that does not rank senior to the Series G in either the payment of dividends (whether such dividends are cumulative or non-cumulative) or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation shall not be deemed to affect adversely the voting powers, preferences or special rights of the Series G;

(ii) Authorization of Senior Stock. Any amendment or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series or any securities convertible into shares of any class or series of capital stock of the Corporation ranking prior to Series G in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation; or

(iii) Share Exchanges, Reclassifications, Mergers and Consolidations and Other Transactions. Any consummation of (x) a binding share exchange or reclassification involving the Series G or (y) a merger or consolidation of the Corporation with another entity (whether or not a corporation), unless in each case (A) the shares of Series G remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, the shares of Series G are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (B) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and restrictions and limitations thereof, of the Series G immediately prior to such consummation, taken as a whole.

If an amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described in (i) through (iii) above would adversely affect one or more but not all series of Voting Preferred Stock (including the Series G for this purpose), then only the series affected and entitled to vote shall vote to the exclusion of all other series of preferred stock. If all series of preferred stock are not equally affected by the proposed amendment, alteration, repeal, share exchange, reclassification, merger or consolidation described above, there shall be required a two-thirds approval of each series that will have a diminished status.

(d) Changes Permitted without Consent. Without the consent of the holders of the Series G, so long as such action does not adversely affect the rights, preferences, privileges and voting powers of the Series G, the Corporation may amend, alter, supplement or repeal any terms of the Series G:

(i) to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designations for the Series G that may be defective or inconsistent; or

(ii) to make any provision with respect to matters or questions arising with respect to the Series G that is not inconsistent with the provisions of this Certificate of Designations, including, without limitation, to reflect any Adjustments following a Benchmark Substitution Event.

(e) Changes after Provision for Redemption. No vote or consent of the holders of Series G will be required pursuant to Section 7(b) or (c) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Sections, all outstanding shares of Series G shall have been redeemed, or shall have been called for redemption on proper notice and sufficient funds shall have been set aside for the benefit of the holders of the Series G to effect such redemption, in each case pursuant to Section 6 above, unless in the case of a vote or consent required pursuant to clause (ii) of Section 7(c) above if all outstanding shares of Series G are being redeemed with the proceeds from the sale of the stock to be authorized.

(f) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Series G (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors (or a duly authorized committee of the Board of Directors), in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the Amended and Restated Bylaws, applicable law and any national securities exchange or other trading facility on which the Series G may be listed or traded at the time.

Section 8. Record Holders. To the fullest extent permitted by applicable law, the Corporation and the Transfer Agent may deem and treat the record holder of any share of Series G as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

Section 9. Notices. All notices or communications in respect of the Series G will be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if the shares of Series G or any depositary shares representing interests in the Series G are issued in book-entry form through DTC or any other similar facility if given to the holders of Series G at such time in any manner permitted by such facility, or if given in such other manner as may be permitted in this Certificate of Designations, in the Certificate of Incorporation or Amended and Restated Bylaws or by applicable law.

Section 10. Other Rights. The shares of Series G will not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation of the Corporation. The holders of Series G shall not have any preemptive rights or conversion rights.

Section 11. Certificates. The Corporation may at its option issue shares of Series G without certificates. If DTC or its nominee is the registered owner of the Series G, the following provisions of this Section 11 shall apply. If and as long as DTC or its nominee is the registered owner of the Series G, DTC or its nominee, as the case may be, shall be considered the sole owner and holder of all shares of Series G for all purposes under the instruments governing the rights and obligations of holders of shares of Series G. If DTC discontinues providing its services as securities depositary with respect to the shares of Series G, or if DTC ceases to be registered as a clearing agency under the Exchange Act, in the event that a successor securities depositary is not obtained within 90 days, the Corporation shall either print and deliver certificates for the shares of Series G or provide for the direct registration of the Series G with the Transfer Agent. If the Corporation decides to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary), the Corporation shall print certificates for the shares of Series G and deliver such certificates to DTC or shall provide for the direct registration of the Series G with the Transfer Agent. Except in the limited circumstances referred to above, owners of beneficial interests in the Series G:

a)	shall not be entitled to have such Series G registered in their names;

b)	shall not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in the Series G; and

c)	shall not be considered to be owners or holders of the shares of Series G for any purpose under the instruments governing the rights and obligations of holders of shares of Series G.

Section 12. Restatement of Certificate. On any restatement of the Certificate of Incorporation of the Corporation, Section 1 through Section 11 of this Certificate of Designations shall be included in the Certificate of Incorporation under the heading “4.000% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series G” and this Section 12 may be omitted. If the Board of Directors so determines, the numbering of Section 1 through Section 11 may be changed for convenience of reference or for any other proper purpose.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Robin S. Elkowitz, its Executive Vice President, Deputy General Counsel and Secretary, this 8th day of June, 2021.

CITIZENS FINANCIAL GROUP, INC.

By:	/s/ Robin S. Elkowitz
Name:	Robin S. Elkowitz
Title:	Executive Vice President, Deputy General Counsel and Secretary